Exhibit 18

August 8, 1996



Mr. Lawrence C. Longo, Jr.
Chief Financial Officer
Starter Corporation
New Haven, Connecticut  06513

Dear Mr. Longo:

Note 2 of Notes to consolidated financial statements of Starter Corporation included in its Form 10-Q for the six months ended June 30, 1996 describes a change in the method of accounting for inventories from the last-in, first-out
(LIFO) method to the first-in, first-out (FIFO) method. You have advised us that you believe that the change is to a preferable method in your circumstances primarily because the carrying costs of inventory have declined below LIFO costs and are not expected to increase in the foreseeable future.

There are no authoritative criteria for determining a "preferable" method of costing inventories based on the particular circumstances, however we conclude that the change in the method of accounting for inventories from LIFO to FIFO is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 1995, and therefore we do not express any opinion on any financial statements of Starter Corporation subsequent to that date.

                                         Very truly yours,



                                         Ernst & Young LLP